Leo Holdings III Corp.

Albany Financial Center, South Ocean Blvd, Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Bradley Ecker and Ms. Jennifer Angelini

Re:	Leo Holdings Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed on September 14, 2023
File No. 001-39865

Ladies and Gentlemen:

This letter sets forth responses of Leo Holdings Corp. II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 21, 2023 with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (as amended, the “Preliminary Proxy Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and is concurrently with this letter publicly filing Amendment No. 1 to the Preliminary Proxy Statement, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Preliminary Proxy Statement, as amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed September 14, 2023

Proposal No. 1 – The Extension Amendment Proposal, page 26

1.

Staff’s comment: We note that you are seeking to extend your termination date to November 12, 2023, which is 34 months from your initial public offering, and thereafter to extend your termination date at your election and without shareholder approval on a monthly basis up to eleven times to October 24, 2024, which is 45 months from your initial public offering. We also note that you are listed on the NYSE and that NYSE Listed Company Manual Section 102.06(e) requires that a special purpose acquisition company complete a business combination within three years. Please revise to explain that the proposal to extend your termination deadline beyond January 12, 2024, does not comply with this rule, or advise, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Preliminary Proxy Statement.

Proposal No. 2 – The Redemption Limitation Amendment Proposal, page 32

2.

Staff’s comment: We note that your proposed amendment to the Memorandum and Articles of Association eliminates the limitation that you may not redeem public shares to the extent such redemption would result in you having net tangible assets of less than $5,000,001. We further note your disclosure that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act as a result of your securities being listed on the NYSE. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the NYSE listing standards. At that point it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on NYSE and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 34 and 35 of the Preliminary Proxy Statement.

General

3.

Staff’s comment: We note that your disclosure regarding actions you and/or the sponsor may take to increase your net tangible assets to avoid exceeding the Redemption Limitation includes “attempting to secure waivers of certain of our significant liabilities, including the deferred underwriting fees.” However, according to disclosure in your Form S-4, as amended on September 12, 2023, both of the underwriters for your initial public offering have agreed to waive deferred underwriting fees. Please revise your disclosure to reconcile this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter to Shareholders, the Notice to Shareholders and on pages 14 and 34 of the Preliminary Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler of Kirkland & Ellis at (212) 446-4660.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive officer

VIA E-MAIL

cc:	Christian Nagler, P.C., Kirkland & Ellis LLP

Peter Seligson, P.C., Kirkland & Ellis LLP

Alex Kassai, Cooley LLP

Miguel Vega, Cooley LLP

Milson Yu, Cooley LLP

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